Hewlett-Packard Company 3000 Hanover Street Mail Stop 1050 Palo Alto, CA 94304-1112

Paul T. Porrini Vice President, Deputy General Counsel and Assistant Secretary (610) 717-5045 Tel (650) 857-4837 Fax paul.porrini@hp.com VIA EDGAR March 12, 2009
Ms. Kathleen Collins Accounting Branch Chief U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re:	Hewlett-Packard Company Form 10-K for the Fiscal Year Ended October 31, 2008 Filed December 18, 2008 File No. 001-04423

Dear Ms. Collins:

        Thank you for your letter dated February 10, 2009 with regard to the above-referenced filing made by Hewlett-Packard Company (“HP”). We have provided below HP’s responses to the comments set forth in your letter. To facilitate your review, each of HP’s responses is presented beneath the corresponding comment.

Form 10-K for the Fiscal Year Ended October 31, 2008

General

1.	We are aware of a December 2008 news reports stating that your Dubai-based authorized distributor, Redington Gulf, resells your products into Iran. Those reports indicate that Redington Gulf was formed for the sole purpose of selling Company products into Iran; that you partnered with Redington Gulf; and that, as of 2007, your printers accounted for 41% of the Iranian printer market. We also are aware of January 2009 news reports stating that you acknowledge you have been aware of Redington Gulf’s sales of your products into Iran, and that you have now decided that you will explicitly prohibit Redington Gulf and your other distributors from selling your products into Iran.

In addition, you state on page 32 of your Form 10-K that your office in Switzerland serves as the headquarters of your “Europe, Middle East, Africa” operations. Iran, Syria, and Sudan, countries located in the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include any disclosure regarding contacts with Iran, Syria, or Sudan.

Please describe to us the nature and extent of your past, current, and anticipated business contacts with Iran, Syria, or Sudan, if any, whether through affiliates, distributors, resellers,

Ms. Kathleen Collins
March 12, 2009

subsidiaries, or other direct and indirect arrangements. In this regard, please discuss your past, and your anticipated future, relationship with Redington Gulf. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

        HP has not had any business contacts or dealings in Sudan since trading restrictions with that country were imposed.

        In 14 instances during the past five years, HP applied for, and was granted, individual validated licenses by the U.S. Department of Commerce (the “Department”) permitting HP to sell computers, software and related equipment for use by Syrian telecommunications companies. Total revenue from such sales was approximately $4 million during the past five years combined. While the licensed transactions have been completed, HP periodically furnishes software updates as permitted by U.S. law. Further, there is one additional license application pending before the Department.

        All known sales of HP’s products into Iran involved sales by Hewlett-Packard Europe B.V., a Dutch subsidiary, through its Meyrin Branch located in Geneva, Switzerland (“The Meyrin Branch”), which is responsible for sales of HP printers and related parts and supplies (e.g., ink and toner) throughout the Middle East and Africa. During the past several years, The Meyrin Branch has sold printers and related parts and supplies to third-party distributors based in the United Arab Emirates, including Redington Gulf FZE (“Redington Gulf”), Almasa IT Distribution FCZO and Emitac Distribution LLC within a number of Middle East and African countries. These distributors have sold a limited range of those printer products and supplies for redistribution into Iran. The Meyrin Branch has also entered into sales and service, authorized service delivery, consumable and supply and replacement parts agreements with Redington Gulf and the other distributors that cover those same countries.

        The products that have been sold by The Meyrin Branch to Redington Gulf and the other distributors were limited to printers and printer supplies that were authorized for redistribution into Iran under the Export Administration Regulations (the “EAR”) administered by the Department. More specifically, substantially all of the printers authorized for distribution were EAR 99 Products, while two products were classifiable under Export Commodity Classification Number 5A992. Thus, there are no restrictions against the redistribution of these products into Iran under Departmental licensing requirements for that country. In addition, neither the Dutch subsidiary nor The Meyrin Branch is a “United States person” within the meaning of section 560.314 of the Iranian Transaction Regulations as administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury. Thus, the regulations administered by OFAC are not applicable to the sales of products by The Meyrin Branch to Redington Gulf and the other distributors authorized to sell for redistribution into Iran.

        Recently, The Meyrin Branch has taken steps to terminate existing agreements with Redington Gulf and the other distributors with the objective being the cessation of sales of printers and printer supplies to such distributors insofar as they may involve redistribution of such printers and printer supplies into Iran. Redington Gulf will continue to be authorized to sell HP products in certain other countries in the Middle East and Africa.

Ms. Kathleen Collins
March 12, 2009

        In August 2008, HP acquired Electronic Data Systems Corporation (“EDS”). EDS maintains a computerized reservation system (“CRS”) known in the trade as “Shares.” In selected instances the Shares CRS program permits non-U.S. airlines, pursuant to contracts with EDS, to access scheduling, pricing and availability information in connection with travel to and from Iran. HP believes that these services have been provided in compliance with applicable laws relating to contacts with Iran.

        HP has not had any agreements, commercial arrangements or other contacts with the governments of Iran, Syria or Sudan, nor has HP provided any products, equipment, components, technology or services to any of those governments or any entities controlled by them.

        HP does not anticipate that it will be involved with any future contacts with Iran or Sudan. As noted above, there may continue to be limited dealings with telecommunications companies based in Syria, assuming that continues to be consistent with U.S. licensing policy relating to that country.

2.	On pages 3-7 of your Form 10-K, you describe the computer products, technologies, software, solutions, and services you provide to your customers. Certain types of computers, computer equipment and components, and software are included in the U.S. Department of Commerce’s Commerce Control List. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, technology, or services you have provided, directly or indirectly, into Iran, Sudan, or Syria have military uses, and describe possible military uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, such products, equipment, components, technology, or services have been put to military use by Iran, Sudan, or Syria, and discuss any such use of which you are aware. Finally, if you have provided into Iran, directly or indirectly, any products, equipment, components, technology, or services that can be put to military use, please discuss the applicability of the Iran Freedom Support Act of 2006 to your contacts with Iran.

        HP has not sold products or technology or provided services directly or indirectly into Sudan since trading restrictions with that country were imposed.

        The products licensed by the Department for sale into Syria referenced in the response to the preceding comment have no military uses. There are no other transactions involving Syria in which HP has been involved.

        The printers and printer supplies sold to the three UAE distributors for resale throughout the Middle East and Africa also have no known military uses. While it is possible that some of those products could have been acquired and put to use by the Iranian military, were that to have occurred, such usage would be for routine office procedures and applications.

        HP has no knowledge of any HP products, equipment, components, technology or services being put to military use by any of the referenced countries.

        In light of the foregoing, HP does not believe that the Iran Freedom Support Act of 2006 applies to the HP products redistributed into Iran.

3.	Please discuss the materiality of any contacts with Iran, Sudan, and Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three

Ms. Kathleen Collins
March 12, 2009

fiscal years and any subsequentperiod. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, and Syria.

        HP estimates that total revenue from printers believed to have been distributed by Redington Gulf and others for redistribution into Iran was approximately $60 million during HP’s 2008 fiscal year. HP further estimates that an additional $60 million in revenue was associated with printer supplies believed to have been redistributed into Iran during that period. These combined amounts represent substantially less than one-quarter of one percent of HP’s total consolidated revenue from worldwide sales of printers and printer supplies during that same period. During fiscal 2007 and fiscal 2006, such combined sales were approximately $88.3 million and $61.6 million, respectively. In addition, total revenue from sales involving Syria under the validated licenses granted by the Department was approximately $4 million during the past five years combined. HP does not believe that these amounts are quantitatively material to a reasonable investor.

        HP does not believe the fact that a limited quantity of HP printers and printer supplies were redistributed into Iran or the fact that an even smaller number of HP products were sold in licensed transactions involving Syria represents qualitatively material information to a reasonable investor at this time, particularly given that The Meyrin Branch has taken steps to terminate its agreements with Redington Gulf by notifying Redington Gulf and others that printers and related supplies can no longer be sold for redistribution into Iran.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 39

4.	We note from your disclosures in Note 17 that the Company is involved in several lawsuits, claims and investigations. We further note that while management reviews the provisions for such litigations at least quarterly, it is possible that the Company’s cash flows or results of operations could be materially affected by the unfavorable resolution of one or more of these contingencies. Given the judgments involved in accounting for these claims and litigations tell us how you considered including a discussion of such contingencies as a critical accounting policy disclosures.

        As disclosed in Note 17, in accordance with SFAS No. 5, HP records a provision for a liability when management believes that it is probable that a liability has been incurred and the amount can be reasonably estimated. HP believes that this policy is adequately addressed under “Critical Accounting Policies and Estimates—General” on page 39 of the Form 10-K. However, in order to provide further clarity, in future filings, HP will expand the discussion of its critical accounting policies in the notes to its Consolidated Financial Statements and the discussion of its significant accounting policies in MD&A to include a specific discussion of this policy. Please refer to the disclosures that appear in Note 1 to HP’s Consolidated Condensed Financial Statements on page 6 and under “Critical Accounting Policies

Ms. Kathleen Collins
March 12, 2009

and Estimates—Loss Contingencies” on page 48 of HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2009 filed on March 10, 2009.

Retirement Benefits, page 45

5.	Tell us your consideration to include a discussion of the current as well as expected ongoing impact of the recent market conditions on each of the significant estimates and assumptions used in your determination of net benefit costs and plan assets for both US and non-US pension plans. In addition, we note that the majority of the assets in the Company’s non–US defined benefit plans (approximately 70%) and post-retirement benefit plans (approximately 75%) are invested in equity-related investments and the remainder is in public debt securities. Please explain further how you determined the expected long-term return on asset assumptions used in determining the net benefit cost for each of these plans and tell us what impact, if any, the current economic environment had on such determination.

        HP currently discloses within the notes to its Consolidated Financial Statements the basis for the Expected Long-Term Rate of Return (“EROA”) and other key assumptions. HP also provides a sensitivity analysis in MD&A illustrating how potential changes in assumptions would impact key pension outputs. HP uses a time horizon of 10-12 years to determine its long-term assumptions, including EROA. Given a 10-12 year time horizon, HP would not expect real rates and equity risk premiums to deviate materially year to year based on short-term market fluctuations. In addition, since the most recent measurement dates were September 30, 2008 and October 31, 2008 for the HP plans and the EDS plans, respectively, the significant declines in the stock market that began in late 2008 were not contemplated in HP’s 2008 estimates and assumptions as those declines were just starting as of those measurement dates. However, the recent market condition that was most relevant to HP’s significant pension estimates and assumptions as of September 30 and October 31, 2008 was that the interest rates in the bond market had increased. As a result, the discount rates used for 2008 increased for most of HP’s plans (e.g., approximately 130 bps weighted increase year over year for the major plans). Also, the potential effect of the recent market conditions existing at those measurement dates was mitigated since HP’s primary U.S. plan implemented a liability-driven investment strategy in late 2007 and moved from equities to fixed income assets. HP believes the disclosures in Note15 to its Consolidated Financial Statements and in MD&A included in the Form 10-K provide robust disclosure about the assumptions used at those measurement dates, including a sensitivity analysis on the effect of a 25 basis point movement for each key assumption on pension costs. However, in order to provide further clarity, in future filings, HP will expand its disclosures regarding the effects of market conditions and the related effect on its key pension estimates and assumptions. Please refer to the disclosure that appears in Note 14 to HP’s Consolidated Condensed Financial Statements on page 30 and in Liquidity and Capital Resources under Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 66 of HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2009 filed on March 10, 2009.

        The approach used to arrive at the expected rate of return on assets for the non-U.S. plans reflects the asset allocation policy of each plan to the expected country real returns for equity and fixed income investments. On an annual basis, HP gathers empirical data from local country subsidiaries to determine the expected long-term rates of return for equity and fixed income securities. HP then weights these expected real rates of return based on country specific allocation mixes adjusted for inflation. As discussed above, at the measurement dates, HP used what it believed to be the best, most reliable data then available in establishing its estimates.

Ms. Kathleen Collins
March 12, 2009

Results of Operations, page 48

6.	We note that the Company records estimated reductions to revenue for customer and distributor programs and incentive offerings including price protection, promotions, and other volume-based incentives. We further note from your risk factor disclosures that the Company faces aggressive competition, which could impact your product pricing. Please provide a roll forward of your allowance for these incentive programs and to the extent such provisions are material, tell us how you considered including a discussion in MD&A with regards to these pricing adjustments and the effects they had had on your revenues and results of operations for each period presented. We refer you to SEC Release 33-8350.

        The liability related to end-user customer and distributor incentive programs is disclosed in Note 4 to the Consolidated Financial Statements, and this liability remained consistent as a percentage of net revenues at approximately 3% for the years ended October 31, 2008 and 2007. In addition, the P&L impact as a result of these programs also remained consistent as a percentage of gross revenues for the years ended October 31, 2008, 2007 and 2006.

        HP considers the guidance set forth in SEC Release 33-8350 in its discussion of known material events and uncertainties that would cause reported financial information not to be indicative of future operating performance, including the effects of its incentive programs. When pricing actions materially impact HP’s net revenue or gross margin, HP provides appropriate disclosure in MD&A. HP has not typically included disclosure specifically related to incentive offerings because, as noted above, there have not been material changes in the liability or the P&L impact of those programs in the past few years. If macroeconomic conditions or product transitions cause HP to take significant actions to increase its customer incentive offerings and these actions are likely to result in a material impact to HP’s future revenues or results of operations, HP would disclose such known material trends and uncertainties in future filings. These fluctuations are monitored through ongoing evaluations of HP’s incentive programs and market conditions, as well as through channel inventory metrics.

HP Financial Services, page 62

7.	We note that the HPFS business model is asset-intensive and uses certain internal metrics to measure its performance against other financial services companies, including a segment balance sheet that is derived from the Company’s internal management reporting system. We further note from your disclosures on page 69 that a “significant portion” of the Company’s outstanding debt is related to HPFS. Please tell us the amount of debt reflected in HPFS’s segment balance sheet for each period presented and tell us how you considered disclosing such information in your discussion of HPFS segmental results of operations.

        In accordance with SFAS 131, HP discloses the assets for each of its segments. As disclosed in Note 18 of its Consolidated Financial Statements, HP allocates its assets to its business segments based on the primary segments benefiting from the assets, except that cash and cash equivalents are not allocated to the segments. HP is not aware of any requirement to disclose the amount of HPFS debt in its filings. HP supplementally advises the Staff that the debt that appeared on HPFS’s segment balance sheet as of October 31, 2008 and 2007 was $7.4 billion and $7.2 billion, respectively.

Ms. Kathleen Collins
March 12, 2009

Consolidated Statements of Earnings, page 81

8.	We note that the Company enters into certain bundled arrangements that include the sale of both products and services (term licenses and design and build contracts). Please tell us where you classify the revenues and related cost of revenues from these arrangements in your consolidated statements of earnings. If you allocate the revenues between products and services, then please explain your allocation methodology, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation or allocation methodology and discuss the reasons for such presentation or allocation.

        HP considers the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X when assessing the presentation of net sales and related costs of sales in its consolidated statements of earnings. For bundled transactions, HP is able to identify the components of these transactions in order to record products and services in specific accounts for financial reporting purposes. As disclosed in Note 1 to the Consolidated Financial Statements, HP uses the relative fair value method to allocate revenues between these products and services. In bundled arrangements where HP does not have fair value for all of the elements, the transaction is accounted for as a single unit of accounting, and the allocation among the elements is based on management’s best estimate of the relative fair value of the products and services. This methodology does not impact revenue recognition since revenue for the entire bundle is recognized over the longest delivery period. HP has consistently applied this methodology to allocate revenue between products and services, and HP believes that this approach is reasonable. An allocation methodology is not required in order to distribute the cost of sales for a bundled arrangement between cost of products and cost of services as the costs recorded for financial reporting purposes directly relate to the specific products and services sold.

        HP believes the disclosures related to the allocation methodology for revenues in Note 1 are adequate. However, in order to provide further clarity, in future filings, HP will expand its disclosures regarding the allocation methodology used when it does not have fair value for all of the elements in the arrangement.

9.	We note that you classify amortization of purchased intangible assets as other operating expenses in your consolidated statements of earnings. Tell us how you considered including the amortization of certain intangibles as a cost of revenue pursuant to Question 17 to SFAS 86 Staff Implementation Guide.

        The financial statement line item “Amortization of purchased intangible assets” in HP’s Consolidated Statement of Earnings includes only the amortization expense related to the “Purchased intangible assets” presented on the HP’s Consolidated Balance Sheet. These purchased intangible assets consist of intangible assets acquired in business combinations as defined by SFAS 141 and are amortized in accordance with the guidance in SFAS 142. In accordance with Paragraph 42 of SFAS 142, which provides that “[t]he amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate by each entity,” HP believes that it is appropriate to present the amortization expense associated with purchased intangibles assets in a single financial statement line item within continuing operations. Due to

Ms. Kathleen Collins
March 12, 2009

significant acquisition activities over the past several years, HP believes such presentation provides more insight to the readers of the financial statements. HP also has internally developed and purchased software accounted for under SFAS 86, which is included in “Long-term financing receivables and other assets” on HP’s Consolidated Balance Sheet. The amortization expense related to these intangible assets is included in cost of revenue pursuant to the guidance in Question 17 of the SFAS 86 Staff Implementation Guide. HP supplementally advises the Staff that intangible assets accounted for under SFAS 86 and the related amortization expense are immaterial to HP’s total assets and net earnings, respectively.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 85

10.	We note that the Company recognizes revenues from reseller and distributor sales on a sell-in basis when the channel partners have “economic substance apart from HP” and the Company has completed its obligations related to the sale. We further note from your disclosures on page 21 that some of the Company’s wholesale and retail distributors may have insufficient financial resources and may not be able to withstand changes in business conditions, including economic weakness and industry consolidation. You also state that many of your significant distributors operate on narrow product margins and have been negatively impacted by business pressures. Please explain further the factors considered when evaluating the “economic substance” of your channel partners and tell us how often you perform such an analysis. Tell us how you considered expanding your revenue recognition policy as it relates to channel partner sales to include a discussion of such factors and to clarify your policy as it relates to revenues recognized on a sell-in versus sell-through basis. Also, tell us the amount of channel partner revenues recognized on a sell-in versus sell-through basis for each period presented. In addition, for those revenues accounted for on a sell-through basis, tell us how you account for the inventory upon delivery to the reseller and distributors.

        As disclosed in Note 1 to the Consolidated Financial Statements, HP recognizes revenue when persuasive evidence of a sales arrangement exists, delivery has occurred or services are rendered, the sales price or fee is fixed or determinable and collectability is reasonably assured. For channel partners, in addition to the four basic revenue recognition criteria, HP also ensures there are no economic relationships with these partners that would preclude revenue recognition. In order to demonstrate that channel partners have economic substance apart from HP, HP has a quarterly process in place to identify those channel partners for which revenues from HP represent a significant portion of the total revenues of the channel partner. For these partners, HP evaluates the economic relationship between HP and the partner using the criteria set forth in FIN 46. HP reviews whether it has a variable interest in these entities and, if so, HP considers, among other factors, whether the entity has sufficient equity to permit the entity to finance its activities without additional financial support. HP supplementally advises the Staff that HP has had a variable interest in a channel partner in only very limited cases, none of which have involved material relationships.

        HP recognizes channel partner sales on a sell-in basis when the criteria discussed above have been met. In limited instances when these criteria are not met, HP recognizes channel partner sales on a sell-through basis. These evaluations are made on a customer-by-customer basis and updated on an ongoing basis. Revenue recognized on a sell-through basis historically has represented less than 1% of HP’s total revenue in any given period.

Ms. Kathleen Collins
March 12, 2009

        In addition, as noted under “Critical Accounting Policies and Estimates” in MD&A, in order to ensure the collectability criterion is met, HP regularly monitors factors that may impact its customers’ abilities to meet their financial obligations to HP, including macroeconomic conditions, deterioration in their operating results or financial position, and probability of bankruptcy filings. If circumstances related to a specific customer change such that it is no longer reasonably assured that the customer can meet its financial obligations to HP, HP adjusts its revenue recognition for that customer accordingly.

        When transactions are accounted for on a sell-through basis, the related inventory remains in “Inventory” on HP’s consolidated balance sheets. No corresponding revenue is recognized until the inventory is sold-through. HP works with its channel partners to ensure compliance and accuracy of sales out and channel inventory reporting. Historically, inventory subject to sell-through accounting treatment has been immaterial.

11.	We note from your disclosures on page 24 that some of the Company’s outsourcing services agreements contain pricing provisions that permit your clients to request a benchmark study by a mutually acceptable third-party, which could result in pricing adjustments to the outsourcing contract. Please tell us when your customer may request this study and tell us what impact, if any, these provisions have on your revenue recognition policy for such arrangements.

        The benchmarking provisions that exist in some of HP’s long-term outsourcing services agreements are contractually specified in terms of timing and process and have historically resulted in immaterial modifications to future rates. The impact of these provisions to individual contracts is largely prospective and has no or limited effect on previously recognized amounts or on  HP’s revenue recognition policy.

*    *    *

        HP acknowledges that:

•	HP is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	HP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact David Ritenour at (650) 857-3059 or me at (610) 717-5045 if you have any questions about this letter.

Very truly yours,

/s/  Paul T. Porrini

Paul T. Porrini